UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 10, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 10, 2015, McDonald's Corporation issued an Investor Release titled "McDonald's: Executing the Turnaround Plan." A copy of the Investor Release is being furnished as Exhibit 99.1 to this Form 8-K. Supplemental information is also furnished herewith as Exhibit 99.2.

These materials contain certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Investor Release of McDonald's Corporation issued November 10, 2015:
          McDonald's: Executing the Turnaround Plan

99.2   McDonald's Corporation: Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 10, 2015

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President - Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued November 10, 2015: McDonald's: Executing the Turnaround Plan

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information

Exhibit 99.1



Investor Release

FOR IMMEDIATE RELEASE

11/10/2015

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-7833
Media: Becca Hary, 630-623-7293

McDONALD'S: EXECUTING THE TURNAROUND PLAN

OAK BROOK, IL - During the Company's investor meeting today, McDonald's Corporation President and Chief Executive Officer Steve Easterbrook and members of senior management provided an update on the Company's Turnaround Plan and made the following announcements:

- **The Company reiterated that it expects positive fourth quarter comparable sales in all segments**
- **Sales, Operating Income and One-year Return on Incremental Invested Capital targets for 2016 that are more consistent with the Company's previously stated long-term financial targets**
- **Global refranchising target raised to 4,000 restaurants through 2018 with a new long-term goal to become 95% franchised**
- Net annual G&A savings target increased to $500 million - the vast majority of which will be realized by the end of 2017
- McDonald's Board of Directors increased the fourth quarter 2015 dividend by 5%, bringing the new quarterly dividend to $0.89 per share
- Plans to optimize the Company's capital structure and increase the cash return to shareholders target to about $30 billion for the three-year period ending 2016. The vast majority of the incremental cash return of $10 billion will be funded by issuing additional debt
- Decision to not pursue a REIT spin-off transaction

"The cornerstone of our System is our powerful and enduring brand. While we are still in the early stages of turning around our business, we are gaining momentum by focusing on our customers and what matters most to them - hot and fresh food, fast and friendly service, and a contemporary restaurant experience at the value of McDonald's," said Steve Easterbrook, President and Chief Executive Officer. "My priorities for McDonald's as a modern, progressive burger company are three-fold: driving operational growth, creating brand excitement and enhancing financial value. We are taking bold, urgent action to reset the business and prepare the Company for the next chapter of its history."

"Our turnaround depends on this: we must run great restaurants each and every day," said Easterbrook. "We're leveraging our competitive strengths: iconic menu items that customers love, a unique franchise model that empowers local entrepreneurs, size and scale that makes operational investments efficient, and a global, well-diversified geographic footprint. Together, these brand attributes provide McDonald's with the foundation and capabilities for continued success."

New Refranchising and G&A Targets Announced

During the meeting, the Company provided an update on the financial areas identified earlier this year including ownership strategies, capital structure, asset optimization and overall spending. Specifically, the Company provided the following updates to its financial targets:

- Refranchising - target raised from 3,500 restaurants to 4,000 restaurants, which accelerates the pace of refranchising and increases the global franchised percentage from the current 81% to about 93% by the end of 2018. This positions the Company to meet its new longer-term goal to become 95% franchised. The majority of the refranchising will take place in the High Growth and Foundational Market segments.

- Net annual G&A savings - target increased to $500 million, the vast majority of which will be realized by the end of 2017. This reflects a $200 million increase over the previously announced G&A savings target and represents a nearly 20% reduction from the Company's G&A base at the beginning of 2015. These savings will be realized through our refranchising efforts, streamlining across corporate, segment and market organizations, primarily in non-customer facing functions, and realizing greater efficiencies in the Company's Global Business Services platform. This target excludes the impact of foreign currency changes.

Optimizing Capital Structure: Increasing Dividend and Cash Return to Shareholders Target

Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.89 per share of common stock payable on December 15, 2015 to shareholders of record at the close of business on December 1, 2015. This represents a 5% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to more than $800 million. McDonald's has raised its dividend each and every year since paying its first dividend in 1976. The new quarterly dividend of $0.89 per share is equivalent to $3.56 annually.

"Our dividend is an important part of our cash return to shareholders philosophy," noted Chief Financial Officer Kevin Ozan. "In addition to having a balanced and disciplined capital allocation strategy that promotes long-term value for our shareholders, we continuously review the efficiency and optimization of our capital structure as our operating environment and circumstances, such as the current historically low interest rates, continue to evolve. After a thorough evaluation over the last few months, we are optimizing our capital structure by adding a meaningful amount of additional debt. Although this will result in a credit rating downgrade, this still strong investment grade credit rating enables us to efficiently and cost effectively access capital globally, while allowing for continued investment in the business and McDonald's System."

Ozan continued, "As a result, we are increasing the Company's cash return to shareholders target to about $30 billion for the three-year period ending 2016 - a $10 billion increase over our previous target, with incremental debt funding the vast majority of the increase. The $30 billion target will be nearly double the $16.4 billion returned to shareholders for the three-year period ending 2013. This proactive move in our leverage metrics and credit ratings speaks to our willingness to make appropriate adjustments without limiting our ability to co-invest in the business with our franchisees to drive future long-term growth. Together with raising the dividend again this year, these actions reinforce our confidence in the Turnaround Plan."

Financial Performance Expectations for 2016

"Beyond our financial opportunities, we're focused on returning critical markets to sustainable revenue and income growth, and we have raised the bar on expectations for our performance," said Ozan. "Given the significant changes planned to our restaurant ownership mix and that we are in the early stages of our turnaround, we are focused on the following constant currency financial targets for 2016, which are more consistent with our previously stated long-term average annual constant currency financial targets:

- Systemwide sales growth of 3% to 5%
- Operating income growth of 5% to 7%, excluding potential charges in 2016 associated with executing against our refranchising strategy and cost-saving initiatives
- One-year return on incremental invested capital in the high teens
- Capital expenditures of approximately $2 billion, split between opening about 1,000 new restaurants and reinvesting in existing restaurants."

As the Company evolves to a more heavily franchised structure, capital expenditures are expected to modestly decline over time. Reinvestments in Experience of the Future around the world and reimaging the remainder of the U.S. restaurants will be the key variables impacting changes in capital expenditure levels beyond 2016.

REIT Decision Announced

Chief Administrative Officer Pete Bensen added, "As part of the Company's overall financial review, a Real Estate Investment Trust, or REIT, spin-off was closely considered given its potential tax advantages and current market trading multiples. Our review went beyond financial measures and evaluated the impact on all stakeholders, including our shareholders' long-term interests. We have concluded that any potential value creation from a REIT is out-weighed by the significant financial and operational risks to our business and the continued progress of our turnaround, and we do not believe that pursuing a REIT would be in the best interest of McDonald's at this time."

Steve Easterbrook concluded, "Our confidence in the future of McDonald's is well-founded. We have set in motion a series of changes in how we do business that will turn around our business at a time when the informal eating out industry continues to grow around the world. As we look to capitalize on this opportunity, I am inspired by the dedication and resilience displayed throughout our U.S., International Lead, High Growth and Foundational Market segments - each of which is making a meaningful contribution to the Turnaround Plan. Moving forward, we will continue to measure our progress and be held accountable at each step throughout the turnaround as we work to deliver sustained profitable growth."

RELATED COMMUNICATIONS

McDonald's Corporation broadcasts its investor meeting live over the Internet on November 10, 2015, from 1 p.m. to 5 p.m. (Eastern). For detailed information on presentation times and links to the live webcast, please access www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time.

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's November 10, 2015 Investor Meeting.

McDonald's tentatively plans to release fourth quarter results before the market opens on January 25, 2016 and will host an investor webcast at 10 a.m. Central Time. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the world's leading global foodservice retailer with approximately 35,000 locations serving nearly 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

# # #

Exhibit 99.2

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Turnaround Plan and financial updates, including changes to its financial targets in the areas of ownership strategies, capital structure, asset optimization and overall spending. This exhibit should be read in conjunction with Exhibit 99.1.

Outlook

While the Company does not provide specific guidance on earnings per share, the following global and certain segment-specific information is provided to assist in forecasting the Company's future results for the remainder of 2015, as well as 2016 and over the long term in connection with our Turnaround Plan. While still in the early stages, we believe our Turnaround Plan is starting to generate the change needed to reposition McDonald's as a modern, progressive burger company, and expect comparable sales to be positive in all segments in the fourth quarter 2015.

<u>2015</u>

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2 percentage points to 2015 Systemwide sales growth (in constant currencies), most of which will be due to the 829 net restaurants (981 net traditional openings less 152 net satellite closings) added in 2014.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Lead Markets segment would change annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2015, the total basket of goods cost is expected to increase 1.0%-1.5% in the U.S., and to be flat to up 1% in the International Lead Markets segment.

- The Company expects full-year 2015 selling, general and administrative expenses to increase between 2%-4% in constant currencies.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2015 to increase about 8% compared with 2014 due to higher average debt balances.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

- The Company expects the effective income tax rate for the full-year 2015 to be at the low end of the existing 31%-33% range.

- The Company expects capital expenditures for 2015 to be approximately $2 billion. About half of this amount will be used to open new restaurants. The Company expects to open about 1,000 restaurants including approximately 400 restaurants in affiliated and developmental licensee markets where the Company does not fund any capital expenditures. The Company expects net additions of about 300 restaurants, reflecting 700 restaurant closings. The remaining capital will be used to reinvest in existing locations.

<u>2016</u>

- In constant currencies, the Company is targeting Systemwide sales growth of 3%-5% and operating income growth of 5%-7%, excluding potential charges in 2016 associated with executing against our refranchising strategy and cost-saving initiatives. The Company does not intend to provide updates on these targets throughout the year.

- For the full-year 2016, the total basket of goods is expected to be relatively flat or decrease slightly in the U.S. and increase about 2% in the International Lead Markets segment.

- The effective income tax rate for the full-year 2016 is expected be in the 31%-33% range. Some volatility may be experienced between the quarters resulting in a quarterly tax rate outside of the annual range.

- The Company expects capital expenditures for 2016 to be approximately $2.0 billion, split between opening about 1,000 new restaurants and reinvesting in existing restaurants. The Company expects net additions of about 500 restaurants, reflecting over 400 restaurant closings.

- The Company plans to optimize its capital structure and increase its cash return to shareholders target to about $30 billion for the three-year period ending 2016. The vast majority of the $10 billion increase over our previous target is expected to be funded by issuing additional debt.

<u>Long-term</u>

- The Company expects to refranchise about 4,000 restaurants with franchised restaurants accounting for approximately 93% of global restaurants by the end of 2018. This will position the Company to meet its new longer-term goal to become 95% franchised. The majority of the refranchising will take place in the High Growth and Foundational Market segments.

- The Company expects to realize net annual G&A savings of about $500 million, the vast majority of which is expected to be realized by the end of 2017. This reflects a 20% reduction from the Company's G&A base at the beginning of 2015. These savings will be realized through our refranchising efforts, streamlining across corporate, segment and market organizations, primarily in non-customer facing functions, and realizing greater efficiencies in the Company's Global Business Services platform. This target excludes the impact of foreign currency changes.